650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

February 14, 2014

Draft Registration Statement	Confidential Submission
U.S. Securities and Exchange Commission	Pursuant to
100 F Street, N.E.	Title I, Section 106 under the
Washington, D.C. 20549	Jumpstart Our Business Startups Act and
Section 24(b)(2) of the Securities Exchange
Act of 1934

Re:                             Confidential Submission of Draft Registration Statement on Form S-l

Ladies and Gentlemen:

On behalf of TrueCar, Inc. (“TrueCar”), a Delaware corporation, we hereby confidentially submit TrueCar’s draft Registration Statement on Form S-1 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the ‘‘JOBS Act’’) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff of the Securities and Exchange Commission (the “Commission”).  TrueCar is an “emerging growth company” within the meaning of the JOBS Act.

Please direct all notices and communications with respect to this confidential submission to each of the following:

TrueCar, Inc.

Attention:  Michael Guthrie

120 Broadway, Suite 200

Santa Monica, California 90401

Telephone:  (800) 200-2000

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.
Attention: Troy Foster

650 Page Mill Road

Palo Alto, CA 94304

Phone:  (650) 493-9300

Should you have any questions on this submission, please do not hesitate to contact me at (650) 565-3600 or David Segre at (650) 320-4554.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Troy Foster

Troy Foster

cc:                                Michael Guthrie, Chief Financial Officer, TrueCar, Inc.

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